FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 29, 2003

Super-Sol Ltd.
(Translation of Registrant’s Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____X____	Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________	No ____X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference, as filled with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange, are the following documents:

1.	The Registrant’s Immediate Report, dated May 20, 2003, in respect of a resignation of a Director.
2.	The Registrant’s Immediate Report, dated May 22, 2003, in respect of a resignation of a Director.
3.	The Registrant’s Immediate Report, dated May 25, 2003, in respect of a resignation of a Director.
4.	The Registrant’s Immediate Reports, dated May 26, 2003, in respect of appointments of Directors.
5.	The Registrant’s Immediate Report, dated May 26, 2003, in respect of an appointment of General Manager.
6.	The Registrant’s Immediate Report, dated May 26, 2003, in respect of an appointment of a Senior Officer.
7.	The Registrant’s Immediate Report, dated May 28, 2003, in respect of a motion to approve a class action against the Registrant.
8.	The Registrant’s Immediate Report, dated June 1, 2003, in respect of the resignation of a Director.
9.	The Registrant’s Immediate Report, dated June 2, 2003, in respect of an appointment of Chairman of the Board of Directors.
10.	The Registrant’s Immediate Report, dated June 2, 2003, in respect of an appointment of a Director.
11.	The Registrant’s Immediate Report, dated June 5, 2003, in respect of the resignation of a Senior Officer.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant)

By

Linda Shafir, Adv.

Dated: JUNE 29, 2003

Rishon L’zion, 20th of May, 2003
Supersol Logo
Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Re:	Immediate Report on Director who has retirement of director in accordance with regulation 34 (a) of the Securities Regulations (periodical and immediate reports) 5730-1970

Corporation Name: Super-Sol Ltd.
Corporation Address: 30 Shmotkin Benyamin St. Rishon L’Zion
Corporation Number with Companies Registrar: 52-002273-2

                           Details of Director who ceased serving in his position

1.	Name of the Director who has ceased serving: Lenny Recanati
2.	Identity number : 26066324
3.	Date at which he ceased serving: 19th of May, 2003
4.	To the best of our knowledge, this cessation does not involve circumstances which need to be brought to the knowledge of the Company´s shareholders.
5.	Mr. Recanati has ceased to be an interested party in the corporation consequent upon his cessation of service as a director in the corporation.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

Rishon L’zion, 22nd of May, 2003
Supersol Logo

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Re:	Immediate Report on Director who has ceased serving in his position.
(not External Director)

Corporation Number with Companies Registrar: 52-002273-2

1.	Name of the Director who has ceased serving: Ehud Houminor
2.	Identity number : 796233
3.	Date at which he ceased serving: 22nd of May, 2003
4.	To the best of our knowledge, this cessation does not involve circumstances which need to be brought to the knowledge of the Company´s shareholders.
5.	Upon cessation of his service, the director has ceased to be an interested party in the corporation.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

Rishon L’zion, 25th of May, 2003
Supersol Logo
Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Re:	Immediate Report on Director who has ceased serving in his position.
(not external director)

Corporation Number with Companies Registrar: 52-002273-2

1.	Name of the Director who has ceased serving: Avshalom Hershkovitz
2.	Identity number : 58891581
3.	Date at which he ceased serving: 25th of May, 2003
4.	To the best of our knowledge, this cessation does not involve circumstances which need to be brought to the knowledge of the Company´s shareholders.
5.	Upon cessation of his service, the director has ceased to be an interested party in the corporation.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

26th of May, 2003
Supersol Logo

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Re:	Immediate Report on changes in the Board of Directors of the Company

Corporation Number with Companies Registrar: 52-002273-2

We hereby notify that on the 26th of May, 2003, during the hours of the afternoon, changes were made in the board of directors of the company as follows:

i.	The following people were appointed additional directors in the company:
Messrs. Nochi Dankner, Isaac Manor, Zvi Livnat, Darko Horvat, Ido Bergman, Rafael Bisker

ii.	The following people terminated their membership in the board of directors:
Prof. Ehud Houminer and Mr. Avshalom Hershkovitz.

Attached are Immediate Reports regarding each one of the above-mentioned changes.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

Rishon L’zion, 26th of May, 2003
Supersol Logo
Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Re:	Immediate Report on appointment of Director (not external director)

Dear Sir, Madam,

Corporation Name: Super-Sol Ltd.

Corporation Number with Companies Registrar: 52-002273-2

1.	The name of the director: Darko Horvat
2.	Date of his appointment: 26th of May, 2003
3.	Passport number : Slovenian passport num. P00626730
4.	Date of birth: 4th of December, 1966
5.	His nationality: Slovenian
6.	His private address: 20 Kensington Park Gardens, London W11 3HD U.K.
7.	His education: Graduate of the Faculty of Electronics, Engineering and Computer Sciences (BSc) at the University of Lubliana, Slovenia
MBA, University Clemson, United States.

8.	His occupation in the last five years.: Founder, owner and president of Aktiva Group, an international business group based in Amsterdam Holland.

9.

Other Corporations in which he served or serves as director in the last five years: IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Insurance Enterprises Holdings Ltd., Clal Industries and Investments Corporation Ltd., Ganden Holdings Ltd., Ganden Tourism and Aviation Ltd., Worknowledge Aviareps, Locationet, Factor Banka, Pinus, Pokojninska A, Hemofarm, Aktiva Ventures BV, Virtus UK BV, Aktiva Holdings BV, Aktiva Capital UK BV, Aktiva UK BV, Aktiva Italia BV.

10.	He is not an employee of the corporation, of a subsidiary company or of a company connected therewith or of an interested party of the Company.
11.	The director is not a family relation of an interested party in the corporation.
12.

The director does hold shares and/or convertible securities in the corporation, in a subsidiary company or in a connected company.  Details of the shares and convertible securities which he holds in the corporation, in a subsidiary company or in a connected company:

Darko Horvat holds 9.98% of the issued share capital of Ganden Holdings Ltd.  by means of Aktiva Holdings (a company which he controls.) Ganden Holdings Ltd indirectly holds 1.02% of the shares of I.D.B.  Holdings Corporation Ltd.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

Rishon L’zion, 26th of May, 2003
Supersol Logo
Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Re:	Immediate Report on appointment of Director (not external director)

Dear Sir, Madam,

Corporation Name: Super-Sol Ltd.
Corporation Number with Companies Registrar: 52-002273-2

1.	The name of the director: Nochi Dankner
2.	Date of his appointment: 26th of May, 2003
3.	Identity number :052763224
4.	Date of birth: 13th of November, 1954
5.	Nationality: Israeli
6.	His private address: 25 Shlomo Hameleh St. Herzelyya 46710
7.	His education: Academic (LLB, BA in Political Sciences)
8.

His occupation in the last five years.: Business Manager, Chairman of Ganden Group, Attorney, member of the boards of directors (including Bank Hapoalim B.M. and various companies in Ganden Group or connected therewith).

9.	Business manager, Chairman of Ganden Group, Attorney, Member of boards of directors (including Hapoalim Bank Ltd. and various companies in Ganden Group or connected therewith)

10.

Other Corporations in which he served or serves as director in the last five years: IDB Holding Corporation Ltd. (Chairman), IDB Development Corporation Ltd (Chairman), Discount Investment Corporation Ltd. (Chairman), Clal Insurance Enterprises Holdings Ltd., Clal Industries and Investments Corporation Ltd (Chairman), Azorim Investment Development and Construction Company Ltd., Bank Hapoalim B.M., Ganden Holdings Ltd. (Chairman), Ganden Tourism and Aviation Ltd. (Joint Chairman), Ganden Investments I.D.B. Ltd., Ganden Investments 2000 Ltd. (Chairman), Ganden Real Estate Holdings (2000) Ltd. (Chairman), Ganden Real Estate Properties (2000) Ltd. (Chairman), Ganden Properties and Investments (2000) Ltd. (Chairman), Raanana Park Hitech Ltd. (Chairman), Ganden Communications (2000) Ltd. (Chairman), Azorim Properties Ltd., Kardan Real Estate Enterprises and Development Ltd., El Har Engineering and Building Ltd., Villar International Ltd., Ganden Holdings in Tourism Ltd. (Joint Chairman), Israir Aviation and Tourism Ltd. (Joint Chairman), Israir Charter (1994) Ltd., Arei Barcelona (1997) Management Ltd., Open Sky Ltd., Open Sky – Lauefer Ltd., Open Sky U.S.A. Ltd., Natour - Association of Travel Agents for Organized Tours Ltd., Discovery Leisure Management Ltd., Flying Carpet Ltd., The Third Millennium Tourism and Vacationing Holdings Ltd., GS-3 Ltd., Ganden Biotech Ltd. (company in liquidation), Habas - H.Z. Investments (1960) Ltd., Ganden Technologies Ltd., Tomahawk Investments Ltd., Hubert Investments Ltd., Peleg-Dan Investments Ltd., Shahaf-Dan Ltd., Oshir Holdings Ltd., Rona Trustees Ltd., Shir Trustees Ltd., D.N.L.O. Trustees Ltd., Ronad Holdings (1992) Ltd.

11.	He is an employee of the corporation, of a subsidiary company or of a company connected therewith or of an interested party of the Company.
Nochi Dankner serves as chairman of the board of directors of Ganden Holdings Ltd. which is (indirectly) the holder of control in Ganden Investments I.D.B. Ltd.

12.	The director is a family relation of an interested party in the corporation, full details:

Mr. Nochi Dankner is the brother of Mrs. Sheli Dankner-Bergman, who is an interested party in the corporation, and also is the brother in law of Mr. Ido Bergman who is serving as director in the company (and is the husband of Mrs. Sheli Dankner-Bergman).

13.

The director does hold shares and/or convertible securities in the corporation, in a subsidiary company or in a connected company.  Details of the shares and convertible securities which he holds in the corporation, in a subsidiary company or in a connected company:

Mr. Nochi Dankner and his sister Mrs. Sheli Dankner-Bergman, hold approximately 56.7% of the issued share capital of Ganden Holdings Ltd. Ganden Holdings Ltd. holds indirectly approximately 31.02% of the shares of I.D.B. Holdings Corporation Ltd.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

Rishon L’zion, 26th of May, 2003
Supersol Logo
Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Dear Sir, Madam,

Corporation Name: Super-Sol Ltd.
Corporation Number with Companies Registrar: 52-002273-2

Re:	Immediate Report on appointment of Director (not external director)

1.	The name of the director: Zvi Livnat
2.	Date of his appointment: 26th of May, 2003
3.	Identity number :51918001
4.	Date of birth: 27th of August, 1953
5.	Nationality: Israeli
6.	His private address: 12 Hayazmin, Carmey Yosef
7.	His education: Academic
8.	His occupation in the last five years.: Vice President of Commerce in Taavura Holdings Group Ltd.
9.	Other Corporations in which he served or serves as director in the last five years: IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Corporation Ltd. (Co-CEO), Taavura Holdings Ltd., Taavura Cement Containers Ltd., Taalmarine Off Shore Operations Ltd., Yozma Galil Holdings 1982 Ltd., Yozma Galil Transport Company 1993 Ltd., Yozma Galil Development Ltd., Western Galilee 1993 Transport Company Ltd., Explosive Industries Ltd., Tamig Ltd., Venta Marketing Ltd., Venta Ventilation Technologies Ltd., Shmerling - Synchro Engineering Company Ltd., Shmerling Engineering, Investments and Development Ltd., MAMAN – Cargo Handling Terminals Ltd. (alternate), M.M.M. Unified Solid Waste Corporation 1998 Ltd., Taavura Bulk (1995) Ltd., Carmen Properties and Investments Ltd., Yahak Investing – Limited Partnership, Carmen Financing 1994 Ltd., Gav-Yam Maman Properties in Lod Ltd., Or Asaf Ltd., Mashbir Holdings Ltd. and a number of inactive companies in A. Livnat Group Ltd. and Taavura Group.

10.	He is an employee of the corporation, of a subsidiary company or of a company connected therewith or of an interested party of the Company.
Employee of Taavura Holdings Ltd.

11.	The Director is a family relation of an interested party in the corporation:
Zvi Livnat is a family relation of Avraham, Zeev and Shay Livnat who are interested parties in the corporation.

12.	Details of the shares and convertible securities which he holds in the corporation, in a subsidiary company or in a connected company:

Holds together with members of his family by means of the company Avraham Livnat Ltd. 50% of the shares in Taavura Holdings Ltd. Avraham Livnat Ltd. holds 100% in Avraham Livnat Investments (2002) Ltd. which holds 10.34% of the shares of I.D.B. Holdings Corporation Ltd.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

Rishon L’zion, 26th of May, 2003
Supersol Logo
Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Dear Sir,  Madam,

Corporation Name: Super-Sol Ltd.
Corporation Number with Registrar of Companies: 52-002273-2

Re: Immediate Report on appointment of Director (not external director)

1.	The name of the director: Rafael Bisker
2.	Date of his appointment: 26th of May, 2003
3.	Identity Certificate number :050826817
4.	Date of birth: 3rd of September, 1951
5.	Nationality: Israeli
6.	His private address: 111/402 Yafe Nof, Haifa
7.	His education: Academic, Civil Engineer
8.

His occupation in the last five years.: General Manager of Ganden Real Estate Ltd., Chairman of Azorim Properties Ltd., Chairman of El Har Engineering and Building Ltd., previously General Manager of Dankner Investments Ltd.

9.

Other Corporations in which he served or serves as director in the last five years: IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Azorim Investment Development and Construction Company Ltd., Clal Industries and Investments Corporation Ltd., Ganden Holdings Ltd., Ganden Investments I.D.B. Ltd., Ganden Investments 2000 Ltd., Ganden Real Estate Holdings (2000) Ltd., Ganden Real Estate Properties (2000) Ltd., Raanana Park Hitech Ltd., Ganden Properties and Investments (2000) Ltd., Azorim Properties Ltd., Ganden Communications (2000) Ltd., Bashur Investment Company Ltd., Villar International Ltd., Bashur G.A.T. Ltd., El Har Engineering and Building Ltd., Kardan Real Estate Enterprises and Development Ltd., Melel Areas Industries Ltd., Clal Real Estate Investments Ltd., Avnat Ltd., Mishkanot Clal (1982) Ltd., Azorim Development Properties Ltd.

10.	He is an employee of the corporation, of a subsidiary company or of a company connected therewith or of an interested party of the Company: Employed at Ganden Holdings Ltd. of the Ganden Group.

11.	The Director is not a family relation of an interested party in the corporation

12.

The Director does hold shares and/or convertible securities in the corporation, in a subsidiary company or in a connected company.  Details of the shares and convertible securities which he holds in the corporation, in a subsidiary company or in a connected company:  Rafael Bisker, directly and through Bashur Investments Company Ltd. (a company which he controls) holds approximately 1.92% of the issued share capital of Ganden Holdings Ltd. Ganden Holdings Ltd. indirectly holds approximately 31.02% of the shares of I.D.B. Holdings Ltd.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

Rishon L’zion 26th of May 2003
Supersol Logo
Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Dear Sir, Madam,

Re: Immediate Report on appointment of Director (not external Director)

Corporation Name: Super-Sol Ltd.
Corporation Number with Companies Registrar: 52-002273-2

Details on Director who was appointed

1.	His name: Isaac Manor
2.	Date of his appointment: 26th of May 2003
3.	His identity number : 049474356
4.	His date of birth: 17th of March, 1941
5.	His nationality: Israeli, French
6.	His private address: 26 Hagderot, Savyon
7.	His education: Academic (MBA Jerusalem)
8.

His occupation in the last five years: Since October 2000 - Chairman of the Board of Directors of the Automobile Sector Companies in the David Lubinski Group Ltd. Until October 2000 he served as Joint CEO of the Automobile Sector Companies in the David Lubinski Group Ltd.`

9.

Other Corporations in which he served or serves as director in the last five years: IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Azorim Investment Development and Construction Company Ltd., Clal Industries and Investments Corporation Ltd., David Lubinski Ltd., Chroudar Ltd., Adamit Jerusalem Industries and Car Services Ltd., Lubex Trading Ltd., David Lubinski Commodities (Holdings) 1993 Ltd., Dolev Automobile Financing Company Ltd, Lubit Insurance Agency (1997) Ltd., Odit Investments Ltd., Garage Lubinski Tel-Aviv Ltd., Chroudar Properties Ltd., Manor Holdings B.A. Ltd., Manor Investments R.I. Ltd., Vital Medical Ltd., Euroman Investments Ltd., Euroman Automotive Ltd., D.T.M.S. Investments Ltd., Manor Investments I.D.B. Ltd., D.L.B. Motorsport Ltd., Union Bank of Israel Ltd.

10.	He is an employee of the corporation, of a subsidiary company or of a company connected therewith or of an interested party of the Company:

Mr. Isaac Manor serves as the chairman of the board of directors, of companies of the David Lubinski group Ltd., and works in the David Lubinski Company Ltd., of the David Lubinski group Ltd., which is held, amongst others, by the Manor holdings B.A. Ltd., and the Euroman Automotive Ltd.

11.	The director is a family relation of an interested party in the corporation:
Isaac Manor is the husband of Ruth Manor an interested party in the corporation.
12.

The director does hold shares and/or  convertible securities in the corporation, in a subsidiary company or in a connected company. Details of the shares and convertible securities which he holds in the corporation, in a subsidiary company or in a connected company:

Manor Isaac, Manor Ruth and their children hold all the shares of the companies Manor holdings B.A. Ltd., and the Euroman Automotive Ltd., which hold all the shares of Manor investments I.D.B. company Ltd., which holds approximately 10.34% of the shares of I.D.B. holdings Corporation Ltd.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

26th of May 2003
Rishon Lezion
Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Dear Sir,  Madam,

Re: Immediate Report on appointment of Director (not external director)

Corporation Name: Super-Sol Ltd.
Corporation Number with Companies Registrar: 52-002273-2

Details on Director who was appointed

1.	His name: Ido Bergman
2.	Date of his appointment: 26th of May 2003
3.	His identity number : 056175219
4.	His date of birth: 19th of December, 1959
5.	His nationality: Israeli
6.	His private address: 26 Recanati, Ramat-Aviv Gimel, Tel-Aviv
7.	His education: High School
8.	His occupation in the last five years: General Manager of Bar Marketing and Distribution, Holding Company Ltd. and additional companies in the Bar group.

9.

Other Corporations in which he served or serves as director in the last five years: Director in Bar Marketing and Distribution Holding Company Ltd., Bar B2D Ltd., Bar Point of Seal Ltd., P.M.I. Trading and Enterprise Ltd., Meser B.A.B. Ltd., Bar M.R.M. Customer Service Center Ltd., Bar Aviv Dispatching, Anog Trading and Entreprise Ltd., S.D.M. Sales Arrays and Direct Marketing Ltd., Zedef Club Management Ltd

10.	He is not employee of the corporation, of a subsidiary company or of a company connected therewith or of an interested party of the Company.

11.	The director is a family relation of an interested party in the corporation:
Mr. Ido Bregman is the husband of Mrs. Shelly Dankner-Bregman, and the brother in law of Mr. Nochi Dankner, who are interested parties in the Corporation.
12.

The director does hold shares and/or convertible securities in the corporation, in a subsidiary company or in a connected company. Details of the shares and convertible securities which he holds in the corporation, in a subsidiary company or in a connected company:

Mr. Ido Bregman is as mentioned the husband of Mrs. Shelly Dankner-Bregman, who together with her brother, Mr. Nochi Dankner, hold approximately 56.7% of the issued share capital Ganden holdings Ltd. Ganden Holdings Ltd. indirectly holds approximately 31.02% of the shares of E.D.B. Holdings Company Ltd.,

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

Rishon L’zion, 26th of May, 2003
Supersol Logo

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Dear Sir,  Madam,

Corporation Name: Super-Sol Ltd.
Corporation Number with Companies Registrar: 52-002273-2

Re: Immediate Report on appointment of General Manager

1.	Name of the General Manager: Joel Feldschuh

2.	Date of his appointment: 26th of May, 2003

3.	Identity number : 002414274

4.	His date of birth: 30th of May, 1949

5.	His address: 34 Sapir St, Cluster 9, Caesarea

6.	His education: MBA

7.

His occupation in the last five years.: Chief Executive Officer of El-Al (the Israeli airline company), the Chief Executive Officer of Ganden Technologies Ltd. and Chairman and Chief Executive Officer of GS-3 Ltd.

8.

Other positions which he serves in the corporation, in its subsidiaries or with a holder of an interested party: Director in Natour-Travel Agents Association for Organized Tours Ltd.; Unitel Tourism and Aviation Ltd. and GS3

9.	He is not a family relation of an interested party in the corporation.

10.	Does not hold convertible securities in the corporation, in a subsidiary Company or in a connected Company.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

Rishon L’zion, 26th of May, 2003
Supersol Logo
Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Dear Sir, Madam,

Corporation Name: Super-Sol Ltd.
Corporation Number with Companies Registrar: 52-002273-2

Re: Immediate Report on appointment of Senior Position Holder.

1.	Name of the Position Holder: Effie Rosenhaus
2.	Date of his appointment: 26th of May, 2003
3.	Identity number : 050700202
4.	His date of birth: 30th of June, 1951
5.	His address: 8 Sasha Argov St, Tel Aviv
6.	His education: BA in Business Management.
7.	His ocupation in the last five years.: Executive Vice President - Marketing of Partner Communications Company Ltd.
8.	He does not serve in other positions in the corporation, in its subsidiaries or with an interested party of the Company.
9.	He is not a family relation of an interested party in the corporation.
10.	He does not hold convertible securities in the corporation, in a subsidiary company or in a connected company.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

13
28th of May, 2003
Supersol Logo
Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Re: Immediate Report

Corporation Number with Companies Registrar: 52-002273-2

Notice is hereby given that on the 27th of May 2003, a motion was received at the offices of Super-Sol Ltd. (“Supersol”), for recognition of, as a class action suit, a claim against Super-sol, in accordance with clauses 17a and 17b of the Consumer Protection Law 5741 – 1981, regarding the display of prices upon beverage bottles.
According to the opinion of the legal advisors of Supersol, at this stage it is not possible to estimate the chances of lawsuit or even the chances of the request for recognition of the claim as a class action.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

14
Rishon L’zion, 1st of June, 2003
Supersol Logo

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Re: Immediate Report on Director who has ceased serving in his position.
(not external director)

Corporation Number with Companies Registrar: 52-002273-2

1.	Name of the Director who has ceased serving: Dalia Lev
2.	Identity number : 0755533
3.	Date at which he ceased serving: 1st of June, 2003
4.	To the best of our knowledge, this cessation does not involve circumstances which need to be brought to the knowledge of the Company´s shareholders.
5.	Upon cessation of his service, the director has ceased to be an interested party in the corporation.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

15
2nd of June 2003
Supersol Logo

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Re: Immediate Report on appointment of Director (not external director)

Corporation Name: Super-Sol Ltd.

Corporation Address: 30 Shmotkin Benyamin St. Rishon L’Zion

Corporation Number with Companies Registrar: 52-002273-2

Details on director who was appointed

1.	His name: Avraham Bigger
2.	Date of his appointment: 2nd of June, 2003
3.	Position to which he was appointed: Chairman of the Board of Directors
4.	His identity number : 006668552
5.	His date of birth: 7th of August, 1946
6.	His nationality: Israeli
7.	His private address: 59 Hameyasdim, Ramat Hasharon
8.	His education: Academic
9.

His occupation in the last five years.: Owner and director of Bigger Investments Ltd., partner in B.R.A.B. Holdings Ltd., Chairman and holder of 10% of the stock of Caniel Beverage Packaging Ltd. and Caniel Packaging Industries Ltd., Deputy Chairman of the Caesarea Edmond Benjamin de Rothschild Foundation, Deputy Chairman of the Caesarea Edmond Benjamin de Rothschild Development Corporation Ltd.

10.

Other Corporations in which he served or serves as director in the last five years: Paz Oil Company Ltd., Bank Leumi LeIsrael Ltd. (from 1995 a member of the finance and credit committee – until May 2003), Strauss – Elite Ltd., Partner Communications Company Ltd., Y.D. Vehicles and Transportation Ltd. (Europecar Israel.), Mediterranean Car Agency Ltd.

11.	He is not an employee of the corporation, of a subsidiary company or of a company connected therewith or of an interested party of the Company.
12.	The director is not a family relation of an interested party in the corporation.
13.	The director does not hold shares and/or convertible securities in the corporation, in a subsidiary company or in a connected company.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

16
2nd of June 2003
Supersol Logo
Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Re: Immediate Report on appointment of Director (not external director)

Corporation Name: Super-Sol Ltd.

Corporation Address: 30 Shmotkin Benyamin St. Rishon L’Zion

Corporation Number with Companies Registrar: 52-002273-2

Details on director who was appointed

1.	His name: Zehavit Joseph
2.	Date of his appointment: 2nd of June, 2003
3.	Identity number : 058344797
4.	His date of birth: 16th of November 1963
5.	His nationality: Israeli - American
6.	His private address: 2/40 Vineshel St., Tel Aviv
7.	His education: Academic

His occupation in the last five years: From March 1999 to August 2000 - Vice President  - Strategy and from August 2000 she has served as Executive Vice President and CFO of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

8.	Other Corporations in which he served or serves as director in the last five years: Corporations in I.D.B. Group

9.

Is he an employee of the corporation, of a subsidiary company or of a company connected therewith or of an interested party of the Company: Yes. In I.D.B.  Holdings Corporation Ltd. and in I.D.B. Development Corporation Ltd.

10.	Is the director a family relation of an interested party in the corporation: No.
11.	Does the director hold shares and/or convertible securities in the corporation, in a subsidiary company or in a connected company: No

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

17
5th of June 2003
Supersol Logo
Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Re:	Immediate Report in respect of the resignation of a Senior Officer pursuant to
Sectiom 34a
Of the Securities Regulations, (Periodic and Interim Reports) 5730-1970

Registration Number at the Companies Registrar: 52-002273-2

1.	Name: Chaim Elkan.
2.	ID: 490895.
3.	Vacated position: Executive Vice President – Logistic.
4.	Retirement date: December 31, 2003.
5.	Mr. Elkan has advised of his resignation from the Company.
6.	To the Company’s best knowledge, the resignation is not under circumstances that need to be brought to the knowledge of the Company’s Shareholders.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary